THE BANK OF NEW YORK
NEW YORK’S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARLCLAY STREET, NEW YORK, N. Y. 10286

AMERICAN DEPOSITARY RECEIPTS

Notice to Registered Owners of American Depositary Receipts
of
AVENTIS

Owners of Record on November 4, 2004 of American Depositary Shares (each representing one Ordinary Share of Aventis) issued under the amended and restated Deposit Agreement dated as of October 22, 2004, among Aventis, The Bank of New York, as Depositary, and the Owners from time to time of the American Depositary Shares issued thereunder, are hereby notified that The Bank of New York, as Depositary has received Notice of an Extraordinary General Meeting of Aventis. The Extraordinary General Meeting of Shareholders will be held on December 13, 2004.

By provision of Section 4.08 of the aforementioned Deposit Agreement, Owners of American Depositary Shares are entitled, subject to any applicable provision of the laws of France and of the corporate bylaws (statuts) of the Company, to exercise voting rights pertaining to the Ordinary Shares or other Deposited Securities represented by such American Depositary Shares.

As a precondition for exercising any voting rights under the Deposit Agreement a Holder of a Receipt representing Ordinary Shares in registered form is required to (a) be registered in the share register of the Company and (b) instruct the Depository to request that the Custodian deposit the formulaire de vote par correspondance or the procuration en blanc with the Company, at least five days prior to the date of the shareholders’ meeting.

The Depositary agrees not to cause to be voted the Shares or other Deposited Securities evidenced by a Receipt if it does not receive the above-referenced materials or documents from the Holder of such Receipt in accordance with this Section 4.08.

The Bank of New York,
     as Depositary

Dated: November 8, 2004